UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Adverum Biotechnologies, Inc.
File No. 333-197133 - CF#35252

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Adverum Biotechnologies, Inc. (formerly Avalanche Biotechnologies, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 30, 2014.

Based on representations by Adverum Biotechnologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 24, 2020
Exhibit 10.2	through June 24, 2020
Exhibit 10.3	through June 24, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary